EXHIBIT 99.2

FIRST AMENDING AGREEMENT TO

FIFTH AMENDED AND RESTATED CREDIT AGREEMENT

between

COMPTON PETROLEUM CORPORATION

(as Borrower)

and

Certain Canadian Chartered Banks

(as Lenders)

and

BANK OF MONTREAL,

(as Lead Arranger and Administrative Agent for the Lenders)

and

THE BANK OF NOVA SCOTIA

(as Syndication Agent for the Lenders)

and

THE TORONTO-DOMINION BANK

(as Documentation Agent for the Lenders)

Dated as of July 2, 2008

THIS FIRST AMENDING AGREEMENT TO FIFTH AMENDED AND RESTATED CREDIT AGREEMENT is dated and effective as of the 2nd day of July, 2008.

AMONG:

COMPTON PETROLEUM CORPORATION (the "Borrower")

AND:

BANK OF MONTREAL, THE BANK OF NOVA SCOTIA, THE TORONTO-DOMINION BANK, SOCIÉTÉ GÉNÉRALE (CANADA BRANCH), JPMORGAN CHASE BANK, N.A., TORONTO BRANCH, MORGAN STANLEY SENIOR FUNDING (NOVA SCOTIA) CO. AND CREDIT SUISSE, TORONTO BRANCH (collectively, the "Lenders")

AND:

BANK OF MONTREAL in its capacity as administrative agent for the Lenders (the "Agent")

WHEREAS:

1.                     The Lenders, the Borrower and the Agent are parties to a Fifth Amended and Restated Credit Agreement dated as of August 15, 2007 (the "Credit Agreement"); and

2.                     The parties wish to confirm the extension of the Term Date, the decrease to the Net Borrowing Base and effect other amendments to the Credit Agreement.

NOW THEREFORE, in consideration of the premises, the covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto, the parties agree as follows:

Amendments to the Credit Agreement

1.	Face Page

The face page of the Credit Agreement shall be amended by deleting the reference to Cdn$533,000,000 and substituting Cdn$470,000,000.

2.	Definitions

Capitalized terms used herein without definition, including the recitals hereto, shall have the meanings ascribed thereto in the Credit Agreement, unless otherwise defined herein.

3.	Non-Agreeing Lenders

3.1       Each of JPMorgan, Morgan Stanley and Credit Suisse is acknowledged to have become a Non-Agreeing Lender as of July 2, 2008 and, notwithstanding Section 4.1(f) hereof, its Term Date shall be July 2, 2008. In accordance with Section 4.1 of the Credit Agreement, the Production Facility Commitment of each such Non-Agreeing Lender shall be permanently reduced to the Principal Outstandings outstanding to it as of the close of business on July 2, 2008.

4.	Amendments and Acknowledgements
4.1	Section 1.1 of the Credit Agreement is amended by:
(a)	amending the definition of "Margin" by deleting the table set forth therein and substituting the following table:
Type of Accommodation	Consolidated Debt to Cash Flow Ratio
	< 1.00 to 1.0	>1.00 to 1.0 to < 1.50 to 1.0	>1.50 to 1.0 to < 2.00 to 1.0	>2.00 to 1.0 to < 2.50 to 1.0	>2.50 to 1.0 to < 3.00 to 1.0	>3.00 to 1.0 to < 3.50 to 1.0	>3.50 to 1.0
Prime Loans and U.S. Base Rate Loans	0 bps	5 bps	15 bps	35 bps	60 bps	75 bps	95 bps
Bankers' Acceptances (acceptance fees)	95 bps	105 bps	115 bps	135 bps	160 bps	175 bps	195 bps
Libor Loans	95 bps	105 bps	115 bps	135 bps	160 bps	175 bps	195 bps
Letters of Credit	95 bps	105 bps	115 bps	135 bps	160 bps	175 bps	195 bps

(b)	amending the definition of "Lender's Proportion" to add the following thereto:

"Notwithstanding the foregoing, upon any Lender becoming a Non-Agreeing Lender and at any time thereafter until the Adjustment Time, for the purposes of (i) all Drawdowns; and (ii) all principal repayments of Accommodations not resulting from or in relation to a reduction of the Production Facility Commitment and Total Commitment, the Lender's Proportion shall be calculated without reference to the Commitment of the Non-Agreeing Lender."

(c)	amending the definition of "Net Borrowing Base" by deleting reference to Cdn$563,000,000 and substituting Cdn$500,000,000;
(d)	amending the definition of "Production Facility Amount" by deleting reference to Cdn$533,000,000 and substituting Cdn$470,000,000;
(e)	amending the definition of "Senior Unsecured Note Debt Service" by deleting the words "all of the Lenders in their sole discretion" and inserting "the Lenders in accordance with Section 3.3";

(f)	amending the definition of "Term Date" by deleting the reference to July 2, 2008 and substituting July 2, 2009;
(g)	amending the definition of "Total Commitment" by deleting reference to $563,000,000 and substituting $500,000,000; and
(h)	adding a definition of "WIN" as follows:

""WIN" means WIN Energy Corporation;"

4.2	Section 2.1 of the Credit Agreement shall be amended by:
(a)	deleting the text of subsection 2.1(p) and substituting the following:

"as at July 2, 2008, the Borrower has no Subsidiaries other than the Partnership, Hornet, FinCo, HoldCo, Stylus and WIN, each of which are Borrowing Base Subsidiaries, and Compton Petroleum (U.S.A.) Corporation, Redwood Energy (U.S.A.) Ltd. and WIN Energy (Montana), Inc., none of which have been designated as Borrowing Base Subsidiaries;";

(b)	by deleting the text of subsection 2.1(w) and substituting the following:

"as at July 2, 2008, the Borrowing Base Subsidiaries are Hornet, the Partnership, HoldCo, FinCo, Stylus and WIN, the only business conducted by HoldCo is the holding of the 2002 Senior Unsecured Notes (exclusive of Residual Notes) and the HoldCo Loan, and the only business conducted by FinCo is the issuance of the 2005 Senior Unsecured Notes and the FinCo Loan;".

4.3       Section 3.1(b)(i) of the Credit Agreement is amended by adding ", revolving until its Term Date" after the reference to "Effective Date" in the third line thereof;

4.4	Section 3.3(e) shall be amended by deleting same and substituting the following:
"(e)	Borrowing Base and Net Borrowing Base: The Borrowing Base as at July 2, 2008 shall be CDN$602,000,000 and the Net Borrowing Base as at July 2, 2008 shall be CDN$500,000,000."

4.5       Section 3.3(j) of the Credit Agreement is amended by deleting the reference to "Any" at the beginning of such section and replacing it with the following: "Subject to Section 12.12(a)(iii), any";

4.6       Section 3.5 of the Credit Agreement is amended by adding the following to the last paragraph thereof: "After the Term Date of a Lender, the Borrower may Convert or Rollover Accommodations from such Lender but may not obtain Drawdowns.";

4.7	Section 3.17(k) is amended by:
(a)	deleting subsection (i) in its entirety and substituting in its place the following:
"(i)	Agreeing Lenders holding greater than 50% of the Total Commitment agree to the request made in such Request for an Offer of Extension, and such Revolving Lender is an Agreeing Lender; or";

(b)	adding "of each Agreeing Lender" after each reference to "Maturity Date" in the last paragraph of subsection (ii); and

4.8       Section 12.12(a)(i) of the Credit Agreement is amended by deleting that subsection in its entirety and replacing it with the following:

"(i)

a decrease in interest rates, standby fees, the Margin or the Standby Fee Rate; or a change in the types of Accommodations, the Discount Rate, notice periods or the amount of any payments payable by the Borrower to any Lender under this Agreement including any waiver of the time of payment thereof;".

4.9       For the purposes of Section 4.3 of the Credit Agreement, the parties acknowledge that the required reductions thereunder have occurred and the provisions thereof are no longer applicable in respect of the circumstances set forth in paragraphs (a) through (d) thereof.

5.	Consent to Asset Disposition

5.1       The Lenders hereby consent to the sale by the Borrower or Compton Petroleum, as applicable, of Oil & Gas Properties located in the Thornbury, Peace River, Zama and Cecil areas of Alberta (collectively, the "Asset Sales") as more particularly described in Schedule "A" attached hereto, and at any time subsequent hereto when there is no Default or Event of Default outstanding. The Asset Sales, or any of them when effected at any such time shall be a Permitted Disposition for purposes of the Credit Agreement notwithstanding (i) the aggregate amount of P&NG Rights and Tangibles so disposed of (A) in any single Asset Sale may exceed 7.5% of the Net Borrowing Base, or (B) in the aggregate for all transactions may exceed 10% of the Net Borrowing Base, or (ii) may result in aggregate Tangibles disposed of in any 12 month period to exceed $10,000,000. For greater certainty, the completion of any Asset Sale shall not require a redetermination of the Borrowing Base and Net Borrowing Base, nor any reduction of the Total Commitment, as a condition precedent thereto nor as a result thereof, and for the purposes of calculating the applicable thresholds under paragraphs (d) or (e) of the definition of Permitted Disposition, the fair market value of the assets disposed of, or aggregate consideration received, in any Asset Sale shall not be required to be included in calculations applicable to any other sales or dispositions of P&NG Rights, Miscellaneous Interests or Tangibles.

6.	Representations and Warranties

The Borrower hereby represents and warrants to and in favour of the Agent and the Lenders that:

(a)

this First Amending Agreement has been duly authorized, executed and delivered by the Borrower and each of the Borrowing Base Subsidiaries as set out on the signature pages hereof and constitutes a legal, valid and binding obligation of the Borrower and each of such Borrowing Base Subsidiaries, enforceable in accordance with its terms except as enforceability may be limited by general principles of equity and by bankruptcy, insolvency, reorganization or similar laws affecting creditor's rights generally;

(b)	the execution, delivery and performance by the Borrower and the Borrowing Base Subsidiaries of this First Amending Agreement and the Credit Agreement as amended hereby:
(i)	does not and will not violate, as applicable, its articles, by-laws or other governing documents with respect to it;

(ii)	does not require any Governmental Action, licence, consent or approval of or notice to or filing with any Governmental Authority other than such as have been obtained;
(iii)	does not and will not contravene any presently existing provision of Applicable Law or any Governmental Action applicable to it or any of its properties or assets; and
(iv)

does not require any consent under and the incurrence of any additional indebtedness under the increased Production Facility Commitments does not and will not breach or cause any default under the Senior Unsecured Note Documents;

(c)	no Default or Event of Default has occurred which is continuing;
(d)	all of the representations and warranties contained in the Credit Agreement are true and correct as of the date hereof; and
(e)	as of the last day of March, 2008 (being the last day of the Fiscal Quarter for which internal financial statements are available immediately preceding the effective date hereof):
(i)	the sum of CDN$150,000,000 plus 25% of "Adjusted Consolidated Net Tangible Assets" (as defined in the 2005 Senior Unsecured Note Agreement) was not less than CDN$595,293,000; and
(ii)	the "Fixed Charge Coverage Ratio" (as defined in the 2005 Senior Unsecured Note Agreement) was not less than 2.5 to 1.0.
7.	Conditions Precedent

This First Amending Agreement shall become effective as of July 2, 2008 upon the following conditions being satisfied:

(a)	the Agent has received, in form and substance satisfactory to the Lenders, the following:
(i)	a duly executed copy of this First Amending Agreement;
(ii)

an opinion of Fraser Milner Casgrain LLP, counsel to the Borrower and each of the Borrowing Base Subsidiaries, addressed to the Lenders and the Agent relating to the authorization, execution, delivery and enforceability of this First Amending Agreement; and

(iii)	payment of any fees required to be paid by the Borrower to the Agreeing Lenders for the extension of the Term Date; or
(b)

if this First Amending Agreement is not executed and delivered on July 2, 2008, and the Lenders agree to an extension of the date for satisfaction of the conditions precedent in (a) above, then in addition to satisfaction of those conditions precedent, the Borrower shall provide an officer's certificate from a senior officer of the Borrower certifying that:

(i)	as at such time there exists no Default or Event of Default; and
(ii)	the representations and warranties contained in the Credit Agreement and in Section 6 above are true and correct as at such time.

8.	Borrower's Undertaking

8.1       Not later than July 31, 2008, the Borrower shall provide the Lenders with a certified copy of directors' resolutions of the Borrower, in form and substance satisfactory to counsel to the Lenders, authorizing and approving the execution and delivery of this First Amending Agreement, and any other agreements or documents relating thereto.

9.	Miscellaneous
(a)	The Borrower acknowledges that nothing contained herein shall in any manner constitute a waiver of, or consent to, any existing Default or Event of Default.
(b)	Save and except as amended aforesaid, the Credit Agreement remains in full force and effect and unamended.
(c)

For the purposes of the Credit Agreement, this First Amending Agreement shall be read together with the Credit Agreement as one instrument, and this First Amending Agreement shall also constitute a Loan Document.

(d)	This First Amending Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta.
(e)

This First Amending Agreement may be executed in any number of counterparts, by facsimile and by different parties and separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

[signature page follows]

IN WITNESS WHEREOF the parties hereto have caused this First Amending Agreement to be duly executed as of the 2nd day of July, 2008.

THE BANK OF NOVA SCOTIA, as Lender	COMPTON PETROLEUM CORPORATION

By: ______________________________	By: ______________________________
Name:	Name: Norm Knecht
Title:	Title: Vice President, Finance and Chief
Financial Officer
By: ______________________________
Name:
Title:

BANK OF MONTREAL, as Lender	BANK OF MONTREAL, as Agent

By: ______________________________	By: ______________________________
Name: John Cook	Name: John Cook
Title: Director	Title: Director

THE TORONTO-DOMINION BANK, as Lender	SOCIÉTÉ GÉNÉRALE (CANADA BRANCH), as Lender

By: ______________________________	By: ______________________________
Name:	Name:
Title:	Title:

By: ______________________________	By: ______________________________
Name:	Name:
Title:	Title:

JPMORGAN CHASE BANK, N.A. TORONTO BRANCH, as Lender	CREDIT SUISSE, TORONTO BRANCH, as Lender

By: ______________________________	By: ______________________________
Name:	Name:
Title:	Title:

By: ______________________________	By: ______________________________
Name:	Name:
Title:	Title:

MORGAN STANLEY SENIOR FUNDING (NOVA SCOTIA) CO., as Lender

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

Consent and Agreement of Guarantors:

Each of Hornet Energy Ltd., Compton Petroleum, Compton Petroleum Finance Corporation, Compton Petroleum Holdings Corporation, Stylus Energy Inc. and WIN Energy Corporation, as the Guarantors pursuant to Subsidiary Guarantees of the obligations of the Borrower to the Lenders, hereby consents and agrees to the terms of this First Amending Agreement, acknowledges and confirms the representations and warranties applicable to it in this First Amending Agreement, acknowledges that its Subsidiary Guarantee remains in full force and effect and unamended, acknowledges that nothing contained in this First Amending Agreement shall in any manner constitute a waiver of, or consent to, any existing Default or Event of Default, and each undertakes and agrees to take all such actions as may be required of it to give effect to and cause the performance of the terms and conditions of this First Amending Agreement.

Dated as of July 2, 2008.
Hornet Energy Ltd.	Compton Petroleum, by its Managing Partner, Compton Petroleum Corporation

By:	By:
Name: Norm Knecht	Name: Norm Knecht
Title: Vice President, Finance and Chief Financial Officer	Title: Vice President, Finance and Chief Financial Officer
Compton Petroleum Finance Corporation	Compton Petroleum Holdings Corporation

By:	By:
Name: Norm Knecht	Name: Norm Knecht
Title: Vice President, Finance and Chief Financial Officer	Title: Vice President, Finance and Chief Financial Officer

Stylus Energy Inc.	WIN Energy Corporation

By:	By:
Name: Norm Knecht	Name: Norm Knecht
Title: Vice President, Finance and Chief Financial Officer	Title: Vice President, Finance and Chief Financial Officer

SCHEDULE "A"